Black Gaming, LLC
10777 West Twain Avenue Suite 322
Las Vegas, Nevada 89135

Via EDGAR, Facsimile and FedEx
Ms. Cicely LaMothe
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Black Gaming, LLC (the “Company”)
Form 10-K for the year ended 12/31/06
Filed on 4/2/2007
File No. 333-123179

December 14, 2007

Dear Ms. LaMothe:

We received your letter dated November 14, 2007 related to your review of the above referenced filing.  Based on our discussions with Commission staff on November 26, 2007, we have included additional information in the following responses.

Comment 1

Note 1 – Organization and Description of Business and Basis of Presentation, page 49 –

We have read your response to comment one.  Since the registrant was not formed until August 4, 2006 to effect the reorganization of entities under common control, it is unclear to us why consolidated financial statements have been presented for periods prior to the registrant’s formation on August 4, 2006.  It appears that a basis for presenting combined financial statements under ARB 51 existed for the period from December 20, 2004, the date common control of VRCC and B&BB was established.  For periods prior to common control being established, unless the entities were under common management, the presentation of combined or consolidated financial statements would be inconsistent with ARB 51.  If VRCC and B&BB represent the registrant’s predecessors, their financial statements should be included separately, and distinguished from those of the registrant, as specified by Rule 3-02 of Regulation S-X.  Please explain to us the basis for the alternative financial statement presentation or revise your financial statement presentation to comply with the guidance outlined above.

Management’s Response –

In June 2006, the Company’s legal counsel wrote to the Office of the Chief Accountant on behalf of the Company related to the request to consolidate the financial statements with a holding company parent upon the reorganization.  The basis of the analysis related to Rule 3-10(d) of Regulation S-X.  Based on a response from the Commission dated June 13, 2006, the staff would not object to the Company’s conclusions with respect to Rule 3-10(d).  Based on Rule 3-10(d), “the registration statement, parent company annual report, or parent company quarterly report” need not include financial statements of the subsidiary issuer if:

1.	The issuer is 100% owned by the parent company guarantor;
2.	The guarantees are full and unconditional;
3.	The guarantees are joint and several; and
4.
The parent company’s financial statements are filed for the period specified by Rules 3-01 and 3-02 of Regulation S-X, and include, in a footnote, specified condensed consolidating financial information for the same periods.

Based on the letter submitted to the Commission, the Company met all of the requirements related to Rule 3-10(d) upon the reorganization.  Therefore, it is the Company’s belief that Black Gaming, LLC as the parent, should be permitted to provide consolidated financial statement in their annual and other periodic reports filed with the Commission.  As the reorganization took place in 2006, the financial statements for periods specified by Rules 3-01 and 3-02 include the balance sheets as of the years ended December 31, 2006 and 2005 as well as the income statement, statement of cash flows and statement of members’ equity for the years ending December 31, 2006, 2005 and 2004.

As noted in your comment letter, the Company did not have common control of the issuing subsidiary companies until December 20, 2004; however under paragraph 22 of ARB 51, combined statements are permitted for companies under common management.  Prior to the acquisition in 2004, Mr. Black and three of his siblings (“Black family”) owned 100% of VRCC and 93.18% of B&BB. Although there was no parent-subsidiary relationship and Mr. Black did not exercise exclusive common control, the Black family maintained majority ownership and common management of RBG, VRCC and B&BB for the entire 2004 fiscal year.  Also noted in ARB 51, in paragraph 23, is the following statement, “where combined statements are prepared for a group of related companies, such as a group of unconsolidated subsidiaries or a group of commonly controlled companies, intercompany transactions and profits or losses should be eliminated.”

As the Company was under common management for all of 2004, combining the financial statements in 2004 is appropriate under ARB 51.  Additionally, as paragraph 23 states, intercompany transactions and profits or losses should be eliminated, which is essentially a consolidation.  Due to the fact that consolidation is appropriate for 2005 and 2006 and there are only minor differences between consolidation and combination under ARB 51, the Company believes that the most relevant and meaningful presentation of the 2004 financial statements is consolidation.  If the staff believes that additional information should be provided in a footnote, then we will amend Note 1 to include clarifying language related to the accounting treatment.

Comment 2

Note 15 – Guarantor Financial Information

We have read your response to comment two.  You represent that you have applied the exemption criteria outlined in Rule 3-10(f) of Regulation S-X and that Rule 3-10(d) of Regulation S-X does not apply.  Since the parent is not an issuer, it does not appear to us that you meet the criteria of Rule 3-10(f) of Regulation S-X.  In addition, please clarify to us what facts have changed since your correspondence with the staff of the Commission dated June 5, 2006, to which you proposed and the staff did not object to your application of Rule 3-10(d) of Regulation S-X.  Please revise the note to comply with Rule 3-10(d) of Regulation S-X or provide additional rationale for the current position.

Management’s Response –

As noted above, the Company did cite Rule 3-10(d) in the correspondence with the staff of the Commission.  However, the primary focus of the letter was to ensure that consolidation of the entities in the 10-K was the appropriate treatment.  Upon development of the Form 10-K for the year ended December 31, 2006, a more detailed analysis of the footnote disclosure requirements was performed by the Company.  Additionally, on December 31, 2006, the Company filed a Form 8-K as the initial report of the Company to the SEC and became the “successor issuer,” as provided in Rule 15d-5 promulgated under the Securities Exchange Act of 1934, as amended, to each of VRCC, RBG and B&BB.  Due to the fact the parent became a successor issuer under Rule 15d-5, the Company believed that the overall context of Regulation S-X Rule 3-10(f) would apply, which involves multiple subsidiary guarantors of securities issued by the parent company of those subsidiaries.

The consolidation treatment of the Company would not change under Rule 3-10(f) as only the presentation in the footnote disclosure would be affected.  While the Company believes this is the correct treatment, due to the fact that Rule 3-10(d) was referenced in our original correspondence, and if the staff believes that the facts above do not represent valid rationale for the use of Rule 3-10(f), we will modify Note 15 – Guarantor Financial Information to conform to Rule 3-10(d).

General

Comment 3

Based on your review of this response and if an amended Form 10-K is required to be filed by the Company, new certifications will be filed and all amended items will be filed in their entirety.  Additionally, the certifications will be compliant with our response to your previously issued comment three in your letter dated October 10, 2007.  The officers will consider the impact on our disclosure controls and procedures and describe the basis for the conclusions.

Comment 4

Based on your review of this response and if an amended Form 10-K is required to be filed by the Company, we will file the required Item 4.02 8-K which will include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying our conclusion, a statement whether our audit committee or its alternative has discussed this matter with our independent accounts and our time frame for filing the amended annual report.

We understand that you might have additional questions.  Please contact Jason A. Goudie, CFO, at 702-318-6860 with any further requests or comments.

Sincerely,

/s/ Jason A. Goudie

Jason A. Goudie
Chief Financial Officer
Black Gaming, LLC